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                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                            FORM 6-K

            REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
                    TO RULE 13a-16 OR 15d-16
            UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2000

                   GOLDEN OCEAN GROUP LIMITED
        _________________________________________________
         (Translation of registrant's name into English)

            P.O. Box 265, Suite 6, Tower Hill House,
       Le Bordage, St. Peter Port, GY1 3QU Channel Islands
       __________________________________________________
             (Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F / X /  Form 40-F /   /

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934.  Yes /   /  No / X /

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):

82-___________________



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ITEM 1. DESCRIPTION OF THE EVENT

         KPMG and Moore Stephens were previously the joint principal accountants for Golden Ocean Group Limited (the
"Company"). On December 30, 1999, KPMG's appointment as principal accountants was terminated. Moore Stephens remain as sole principal accountants for the Company. The decision to change accountants was approved by the Company's Board of Directors on December 30, 1999.

         In connection with the audits of the two years ended December 31, 1998 and 1997 and through December 30, 1999, there were no disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to its satisfaction would have caused that firm to make reference in connection with its opinion to the subject matter of the disagreement.

         The audit reports of KPMG on the consolidated balance sheets of the Company and subsidiaries as of and for the years ended December 31, 1998 and 1997 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty (except as disclosed in their joint audit report dated March 26, 1999 - a copy of which is attached as Exhibit 1.0 hereto), audit scope, or accounting principles. A letter from KPMG is attached as an Exhibit 2.0 hereto.

ITEM 2. EXHIBITS

         1.0.      Joint Audit Report dated March 26, 1999
         2.0.      Letter from KPMG dated January 28, 2000
         3.0.      Letter from Golden Ocean Group Limited dated
                   January 27, 2000



















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                                                      Exhibit 1.0


                   GOLDEN OCEAN GROUP LIMITED

          _____________________________________________
                  INDEPENDENT AUDITORS' REPORT

THE BOARD OF DIRECTORS AND SHAREHOLDERS
GOLDEN OCEAN GROUP LIMITED

We have audited the accompanying consolidated balance sheets of Golden Ocean Group Limited and subsidiaries as of December 31, 1998 and 1997 and the related consolidated statements of operations and retained earnings and cash flows for each of the years in the three year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Golden Ocean Group Limited and subsidiaries as of December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the years in the three year period ended December 31, 1998, in conformity with generally accepted accounting principles in the United States.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As described in more detail in note 27 to the consolidated financial statements, the Company has incurred a net loss of $70.4 million in 1998 and has significant debt obligations. The Company also does not have financing in place to fund capital commitments of 37,432,150,000 Yen ($331,845,300) and $97,350,000
for five vessels under construction with deliveries scheduled in 1999 and instalment payments due in 1999 for two vessels with deliveries scheduled in the year 2000. These matters raise substantial doubt about the Company's ability to continue as a


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going concern. Management's plans to address these issues are discussed in note 27 to the consolidated financial statements.
The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

         KPMG Peat Marwick            Moore Stephens
         Chartered Accountants        Chartered Accountants
         Vallis Building              St. Paul's House
         Par-la-Ville Road            Warwick Lane
         Hamilton, Bermuda            London, England
         March 26, 1999               March 26, 1999









































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                                                      Exhibit 2.0

KPMG

Chartered Accountants

Vallis Building          Mail Address:         Telephone (441) 295 5063
58 Par-la-Ville Road     P.O. Box HM 906       Telefax(441)295 9132
Hamilton HM 11           Hamilton HM DX        Internet kpmg@kpmg.bm
Bermuda                  Bermuda

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549                         Our ref 9/617/4889
U.S.A.

January 28, 2000


Ladies and Gentlemen:

We were previously joint principal accountants for Golden Ocean Group Limited and, under the date of March 26, 1999, we reported on the consolidated balance sheets of the Company and subsidiaries as of December 31, 1998 and 1997 and the related consolidated statement of income and cash flows for the years then ended. On January 27, 2000 our appointment as principal accountants was terminated. We have read the Company's statements included in its Form 6-K dated January 28, 2000 and we agree with such statements.

Yours faithfully,


/s/ KPMG
KPMG

















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Exhibit 3.0

GOLDEN OCEAN GROUP LIMITED

                                                   P.O. Box 265
                                                        Suite 6
                                               Tower Hill House
                                                     Le Bordage
                                                 St. Peter Port
                                                       Guernsey
                                                        GY1 3QU
                                                Channel Islands

                                        Tel: (44) (1481) 727429
                                        Fax: (44) (1481) 711750

SECURITIES AND EXCHANGE COMMISSION               January 27, 2000


Dear Sirs,

KPMG and Moore Stephens were previously the joint principal accountants for Golden Ocean Group Limited. On November 10, 1999 KPMG's appointment as principal accountants was terminated and Moore Stephens remain as sole principal accountants for Golden Ocean Group Limited. The decision to change accountants was approved by the Board of Directors on December 30, 1999.

In connection with the audits of the two years ended December 31, 1998 and 1997 and through January 27, 2000 there were no disagreements with KPMG on any matter of accounting principals or practices , financial statement disclosure or auditing scope or procedures , which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion, to the subject matter of the disagreement.

The audit reports of KPMG on the consolidated balance sheets of the Corporation and subsidiaries as of and for the years ended December 31, 1998 and 1997 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty (except as disclosed in our joint audit report dated March, 26, 1999 -a copy of which is attached), audit scope or accounting principles. A letter from KPMG is attached as exhibit A.

Yours faithfully,


Anthony J. Allen
Director


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                           SIGNATURES

         Pursuant to the requirements of the Securities Exchange
Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                             GOLDEN OCEAN GROUP
                               LIMITED

                                 (registrant)

Date: January 28, 2000       By: /s/ Robert J. Knutzen
                             ___________________________
                                 Robert J. Knutzen
                                 Chief Executive Officer





































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